                                                    Filed by Occam Networks Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a12 under
                                             the Securities Exchange Act of 1934
                                     Subject Company: Accelerated Networks, Inc.
                                                   Commission File No. 000-30741



                          Occam Conference Call Script

                                November 15, 2001
                               Kumar Shah, Speaker

Greeting

Good morning and welcome to our call. I am JoAnne Martz, Investor Relations for Occam Networks. Our speaker today is Occam's president and CEO, Kumar Shah.

Before we begin, I should point out that all statements made in this conference call, other than statements of historical fact, are forward-looking statements, which are based on our current expectations about the businesses of Accelerated Networks and Occam Networks and the industries and markets in which the companies operate. These statements are not guarantees of future performance and involve risks and. More information about potential factors that could affect Accelerated Networks can be found in its most recent reports and statements filed with the Securities and Exchange Commission.

Now, Here is Kumar Shah.

Purpose and Agenda

Thank you, JoAnne. The purpose of our call is to update you about, or in some cases introduce you to, Occam Networks. First I will detail our most recent news, the proposed merger between Occam and Accelerated Networks announced earlier this week, then give you a little background on Occam, and how we plan to help the industry grow the broadband access market in the coming years. Then you will have an opportunity to ask questions.

Brief description of the deal

Monday morning we announced a definitive merger agreement with Accelerated Networks. Both boards and the major stockholders have agreed to a merger that, if approved, will result in Occam shareholders owning 68% of the ongoing company and Accelerated's shareholders owning 32% on a fully diluted basis. As part of the agreement, at the close the company will receive $10M in cash and a $10M funding commitment from current Occam investors. We expect the merger to close during the first quarter of 2002.

Brief overview of Occam

Occam Networks is a twenty-month-old start-up company with a mission to bring the power and economics of IP and packet networks to the Digital Loop Carrier
(DLC) market. Including the $10M cash contribution I previously mentioned, the company has secured approximately $51M in financing from investors that include USVP, New Enterprise Associates,, Norwest, The Anschutz Group, Windward Ventures, Crescent Ventures and Hook Partners.

Occam develops and markets a suite of Broadband Loop Carriers (BLCs) - a successor to NG-DLC products in the local loop market. These new access platforms should enable Incumbent Local Exchange Carriers (ILECs) and Regional Bell Operating Companies (RBOCs) to overcome the limitations of today's time-division multiplexer (TDM) and circuit-switched voice-oriented local loop and profitably deliver a variety of traditional and packet voice, broadband and IP services. We believe BLCs will help drive broadband deployment from its current small percentage of homes to a majority of homes. And even though the functionality is much greater, these platforms can deliver services for a third less cost than traditional approaches. Occam is currently shipping its BLC 1100, a single rack unit system that supports 24 ports of voice and IP-based broadband.

Accelerated offers components of a complete multiservice broadband access solution, including GR-303 voice gateways and concentrators, and customer premises carrier-class integrated access devices (IADs). Their target customers have primarily been Competitive Local Exchange Carriers, or CLECs.

What the merger really means

Now let's talk about what this merger of these two companies means and what Occam hopes to gain. The transaction is technically a reverse merger through which Occam is to be acquired by Accelerated. However, we expect that the combined company will bear the Occam name, and the Occam executive team will be leading the merged company along with one executive from Accelerated. We also expect that the board will comprise primarily the current Occam board with the addition of one board member representing Accelerated.

Value to Occam & Accelerated Networks

The primary force that drove the merger discussion between the two companies is the recognition and realization that together the two companies would be much stronger than as stand-alone entities. We also saw a tremendous amount of synergy and complementary technologies and skill-sets that will allow the combined entity to present to the broadband access market a richer and more comprehensive solution.

Besides the synergy and increased strength through combination of assets, technologies and products, there is a significant monetary advantage in that the combined entity will have significant cash assets.

Given the significant downturn we have experienced in the telecommunications sector, it was important for the Investors and board members of both companies to ensure that the combined entity is adequately capitalized to ensure the financial viability of the combined entity as a going concern through this downturn and to ensure that the company has a fully funded business plan. At the time of signing f the merger agreement, the two companies had combined cash assets of approximately $44M. Occam has raised an additional $10M in equity and has secured a commitment for an additional $10M financing guarantee from its current investors.

In terms of timing, both companies are committed to moving the process as quickly as possible toward what we hope will be a closing during the first quarter of 2002All the principal parties have agreed to support the transaction. Investors and board members of both companies have expressed their commitment to the merger by agreeing to a lock-up. Holders of more than 5% of the outstanding shares of Accelerated - Siemens, US Venture Partners , New Enterprise Associates, and Onsett - have agreed to a 3-month lock-up post closing. All the institutional investors of Occam - U.S. Venture Partners, NEA (spell out), Norwest, Crescent, Anschutz, Windward Venture Partners and Hook Partners - have agreed to a 3-month lock-up for 50% of their shares and a 6-month lock-up for the balance.

In addition to financing, there will also be considerable product and technological benefits to the transaction. Accelerated also holds intellectual property that will help Occam accelerate its development schedule for network management, voice protocols such as a GR-303 switch interface software and BLES, and ATM technology.

Occam's development staff will be increased by approximately fifty Accelerated engineers. When you consider that these are engineers experienced in access and communication technologies, many of them senior people, this is a significant leap forward for our development capabilities.

Accelerated's network management group has developed an excellent offering in their AccessPilot product line, and we believe it can form the basis for the next generation of OccamView, our element management system.

The Accelerated Integrated Access Device is a best-of-breed product for businesses, and they are winning carrier customers focused on that market. We believe this could be a standalone part of our future product offerings.

The company intends to speed up its product development plan, sales and marketing plan, and OSMINE certification to prepare for an RBOC and major holding company rollout in 2H2002. The company has already begun the OSMINE certification process with Telecordia, which is an important and critical step for certification and hence deployment by RBOCs.

State of the market/ the broadband opportunity/how Occam will play

We believe the state of the current telecom market offers tremendous opportunities to companies like Occam. Industry analysts believe that broadband access will be one of the key sectors leading the telecomm industry into recovery.

It is worth noting that, while there has been a significant slowdown in deployment of broadband in the U.S., a number of other countries, notably Korea, Japan, Canada and Germany, continue to build out the broadband infrastructure at a blistering pace. In a brief span of two years, Korea has deployed broadband services to more than 2 million subscribers. Japan, while a slow-starter, has picked up the pace dramatically and is on track to catch up to the deployment in the U.S. in the next 18 months. Germany, Canada, in similar vein, have outpaced US in the deployment of DSL as well.

What's at stake here is not just high-speed Internet and faster e-mail access, but the impact on the nation's economy. A recent Brookings Institute study concluded that broadband use could benefit U.S. consumers and producers by as much as $500 billion. While the projected magnitude of the impact on GDP is not beyond dispute, the inescapable conclusion is that the impact of broadband by any measure - in terms of GDP, jobs, U.S. productivity and efficiency - will be profound.

There are several factors - focus, pricing, technology and its adoption - that have contributed to the successes we have seen around the world.

While the Bells have treated deployment of DSL and broadband as solely a "plumbing" problem, the service providers in Korea and other parts of the world have treated DSL and broadband as the means to an end, the end being delivery of advanced services. DSL is an enabling technology, which allows delivery of a variety of services, including multiple voice lines, broadcast video, video-on-demand, interactive TV, gaming, peer-to-peer computing/networking. Higher speeds and more bandwidth are an artifact of the DSL technology, which the Bells have emphasized, but with the exception of a few "baby bells," like Cincinnati Bell with their Intertainer and Time Warner Telecom/AOL's Video on Demand service, there has been a singular lack of focus on or attention to any of these exciting services.

Consequently, consumers look at their DSL and broadband service as a means to download e-mail messages faster. Positioned as such, consumers have looked at the Bells' pricing for DSL and concluded that it is expensive, thereby decelerating the take-rate for DSL. The increase in price for DSL by the Bells certainly didn't help matters any. Here again, the Bells have deviated significantly from the pricing for broadband services we have seen around the globe. Contrast the Bells' pricing of $49.95 per month with the Softbank Japan offering of $23 per month; Bell Canada's offering of $27 per month; Deutsche Telecom and Korea Telecom's offerings of $30 per month.

So, how is the broadband business case for Softbank Japan, Bell Canada, Deutsche Telecom, Korea Telecom different than for the Bells? With a shift in emphasis from "plumbing" to "content" or "services," the business case for broadband changes dramatically. It is true that basic telephony and broadband access business may take a couple of years to break even. Addition of new services - like additional telephone lines, video services etc. - to the basic service mix, however, has the potential to increase the monthly billing per subscriber by a factor of 2 to 3 and would change the business case dramatically. This shift in emphasis would also allow the Bells to normalize the basic DSL/broadband pricing with pricing we have seen in other countries, while boosting their top- and bottom-line growth through new service offerings.

While regulatory issues have dampened the ILECs' enthusiasm for delivering DSL and broadband, we believe there is a bigger issue causing the high-speed slowdown - the technology used in building the broadband infrastructure and the rate of adoption of new technologies.

In choosing to extend the existing $100 billion+ circuit-switched voice infrastructure to deliver high-speed broadband Internet access, the Bells have spent enormous sums of money to create a network that is very expensive to operate and that doesn't easily scale to ubiquity. The cost of operating these networks makes it nearly impossible to deliver this service profitably. It's clear that if the Bells are "to increase the mass appeal of the service," they will indeed need to lower the cost of delivering the service.

Is there a way out of this conundrum? Yes. By adopting the packet-centric technologies used in the Internet, which withstood even the shock of the massive World Trade Center attack with greater resilience than the circuit-switched telephony network, carriers can begin to transition from their costly voice-centric networks to a packet-centric network that can deliver voice, high-speed data and video services equally well and at a fraction of the capital expenditure and operating cost of the existing circuit-switched network.

The rate of adoption of new technologies is another significant factor in broadband deployment. Voice-over-DSL, a technology that enables delivery of as many as 4 to 8 voice lines over a single copper loop; soft-switches, which enable new and exciting services, like unified messaging, one-number follow-me; video over DSL; are some of the technologies that are ready for prime-time, but the consumers will have to wait another 18 to 24 months for carriers to deploy these technologies and offer these services. As we have seen time and time again, other countries have been a lot more aggressive in adopting new technologies, like 2.5G/3G deployment in Japan, wireless data services.

The point the Bells raise about regulatory issues is quite valid and germane to the deployment of broadband. However, with the rapid demise of the CLEC industry, the Bells have an unprecedented opportunity to set and establish a new broadband agenda and revitalize the telecommunications industry and the nation's economy as well. I believe broadband access will be the prime mover in leading a turnaround for the telecommunications industry.

We encourage the Bells to seize the Broadband gauntlet with a) a reduction in price; b) a sharper focus on new services; c) a progressive and aggressive mind-set in rapidly adopting and deploying new technologies.

We at Occam Networks, like the 12th century English Philosopher, William of Ockham, after whom the company is named, are blazing a new trail with our next generation of broadband equipment. We welcome the opportunity to partner with the ILECs in building a broadband infrastructure that will make a reality of the promise of new and exciting voice, data and video services affordable and at a fraction of the cost of building and operating the existing telecommunications infrastructure.

Together, Occam and Accelerated Networks have set out to blaze this new trail and lead the turn-around of the broadband access market segment with a packet-centric and service-rich infrastructure.

Introduction of other officers who will answer questions

Now, we would like to answer your questions about the merger and our business to the extent that we can. I have with me today Occam's VP, Finance, Lee Hilbert.

Q&A Session

Sign-off (JoAnne Martz)

We were pleased to have you join us today. For you and your colleagues, we will have a replay of this call available in approximately two hours at:

800-475-6701
Access Code 612161

Good day

Forward-Looking Statements

All statements made in this conference call, other than statements of historical fact, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "guidance" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the businesses of Accelerated Networks and Occam Networks and the industries and markets in which the companies operate. Those statements are not guarantees of future performance and involve risks, uncertainties and assumptions that will be difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by those forward-looking statements. Factors that may affect Accelerated Networks' and Occam Networks' businesses, financial condition and operating results include the effects of changes in the economy, consumer spending, the stock market and the industries in which they operate generally, changes affecting the Internet and e-commerce, the ability of the companies to maintain relationships with strategic partners and suppliers, the ability of the companies to timely and successfully develop, maintain and protect their technology and product and service offerings and execute operationally and the ability of the companies to attract and retain qualified personnel. These factors may also include, but are not limited to, general market conditions affecting communications service providers' purchase of equipment, changes in service providers' business models, the rate customers deploy their networks, our customers' ability to secure financing, the timing of order and shipments of products, mix of products sold, changes in the prices of our components, ability to maintain production volumes and secure key components our ability to develop new products to meet market demand, and the effects of natural disasters, international conflicts and other events beyond our control. More information about potential factors that could affect Accelerated Networks can be found in its most recent Form 10-K, Form 10-Q and other reports and statements filed by Accelerated Networks with the Securities and Exchange Commission ("SEC"). Each of Accelerated Networks and Occam Networks expressly disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated by it.